Hogan Lovells US LLP 4085 Campbell Avenue Suite 100 Menlo Park, CA 94025 T +1 650 463 4000 F +1 650 463 4199 www.hoganlovells.com

July 16, 2014

BY FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Design Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2014, as amended July 14, 2014
File No. 333-196979

Dear Mr. Riedler:

On behalf of Immune Design Corp. (the “Company”), this letter is in response to the letter from the Staff (the “Staff”), dated July 14, 2014 (the “Comment Letter”), to Carlos Paya, M.D., Ph.D., relating to the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2014 (the “Registration Statement”), and as amended on July 14, 2014. The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR in response to the Comment Letter. For the convenience of the Staff, we are supplementally providing copies of Amendment No. 3 marked to show changes from (i) Amendment No. 1 to the Registration Statement and (ii) Amendment No. 2 to the Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 3.

Infectious Diseases and Allergy Immunotherapy Programs, page 78

1.	We note your response to our prior comment 4. Notwithstanding your request for confidential treatment covering the indications related to the two undisclosed vaccines, please provide your analysis in your next response letter advising us why identification of each of the specific disease indications you are pursuing in your collaborations with MedImmune is not material information that should be disclosed to investors.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante   Amsterdam   Baltimore   Beijing   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   Johannesburg   London   Los Angeles   Luxembourg   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rio de Janeiro   Rome   San Francisco   São Paulo   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Jeddah   Riyadh   Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	July 16, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 3 to disclose the two previously undisclosed indications that the Company is pursuing in its collaborations with MedImmune LLC.

Signatures

2.	Please note that your registration statement must be signed by your principal financial officer in addition to your principal accounting officer and principal executive officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. Please see the instructions to the Signatures page of Form S-1.

In response to the Staff’s comment, the Company has revised the signature page to Amendment No. 3 to identify Mr. Paul Rickey as the Company’s Principal Financial Officer and Principal Accounting Officer.

*    *    *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Seo Salimi at (650) 463-4063. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Carlos Paya, M.D., Ph.D., Immune Design Corp.
Stephen Brady, Immune Design Corp.
Seo Salimi, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
David Peinsipp, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP